

March 12, 2014

Via E-mail
Mr. R. Bruce McDonald
Executive Vice President and Chief Financial Officer
Johnson Controls, Inc.
5757 North Green Bay Avenue
Milwaukee, WI 53209

      Re: Johnson Controls, Inc.
               Form 10-K for the fiscal year ended September 30, 2013
               Filed November 21, 2013
               File No. 1-5097

Dear Mr. McDonald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2013

Note 15. Retirement Plans, page 88

1. With regards to your multiemployer benefit plans, please tell us what consideration was given to the disclosure requirements in ASC 715-80-50.

Note 20. Nonconsolidated Partially-Owned Affiliates, page 108

2. Please clarify how you determined that financial statements under Rule 3-09 for your 50% or less-owned companies are not required because the proportionate share of their profit before income taxes is less than 20% of the consolidated amounts. Supplementally provide your income tests for each of the three years presented.

<u>Exhibits 31.1 and 31.2</u>

3. In future filings, please eliminate reference to the titles of your principal executive and principal financial officers in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K. Their titles should only appear after their names and signatures at the bottom of the certifications.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar at (202) 551-3787, or Pam Long, Assistant Director, at (202) 551-3765, with any other questions.

                                                    Sincerely,

                                                    /s/ Melissa N. Rocha

                                                    Melissa N. Rocha
                                                    Senior Assistant Chief Accountant